SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

ACORN INTERNATIONAL, INC.

(Name of Issuer)

Ordinary Shares**

American Depositary Shares

(Title of Class of Securities)

004854105***

(CUSIP Number)

Theresa Roche

Roche Family Office

9746 S. Roberts Road

Palos Hills, IL 60465

708-430-9337

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	Not for trading, but only in connection with the registration of American Depositary Shares each representing three ordinary shares.
***	This CUSIP applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 004854105

1	Names of Reporting Persons Robert W. Roche
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 13,900,844
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 13,900,844
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,900,844(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 16.86%(2)
14	Type of Reporting Person (See Instructions): IN

(1)	Includes (i) 12,052,979 ordinary shares and 333,815 American Depositary Shares, each of which represents 3 ordinary shares (“ADSs”), held by Acorn Composite Corporation, of which Mr. Robert W. Roche is the sole owner; and (ii) 282,140 ADSs held by The Robert Roche 2009 Declaration of Trust, of which Mr. Robert W. Roche is the trustee.
(2)	Based on 82,439,960 total outstanding ordinary shares of the Issuer as of March 22, 2013, as disclosed by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on March 29, 2013 (the “Form 6-K”).

i

CUSIP No.: 004854105

1	Names of Reporting Persons Acorn Composite Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 13,054,424
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 13,054,424
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,054,424(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 15.84%(4)
14	Type of Reporting Person (See Instructions): CO

(3)	Includes 12,052,979 ordinary shares and 333,815 ADSs held by Acorn Composite Corporation.
(4)	Based on 82,439,960 total outstanding ordinary shares of the Issuer as of March 22, 2013, as disclosed by the Issuer in the Form 6-K.

CUSIP No.: 004854105

1	Names of Reporting Persons The Robert Roche 2009 Declaration of Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 846,420
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 846,420
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 846,420(5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 1.03%(6)
14	Type of Reporting Person (See Instructions): OO

(5)	Includes 282,140 ADSs held by The Robert Roche 2009 Declaration of Trust.
(6)	Based on 82,439,960 total outstanding ordinary shares of the Issuer as of March 22, 2013, as disclosed by the Issuer in the Form 6-K.

CUSIP No.: 004854105

1	Names of Reporting Persons The Grand Crossing Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,846,291
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,846,291
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,846,291(7)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 2.24%(8)
14	Type of Reporting Person (See Instructions): OO

(7)	Includes 1,846,291 ordinary shares held by The Grand Crossing Trust.
(8)	Based on 82,439,960 total outstanding ordinary shares of the Issuer as of March 22, 2013, as disclosed by the Issuer in the Form 6-K.

CUSIP No.: 004854105

1	Names of Reporting Persons The Felicitas Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,675,833
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,675,833
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,675,833(9)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 2.03%(10)
14	Type of Reporting Person (See Instructions): OO

(9)	Includes 558,611 ADSs held by The Felicitas Trust.
(10)	Based on 82,439,960 total outstanding ordinary shares of the Issuer as of March 22, 2013, as disclosed by the Issuer in the Form 6-K.

v

CUSIP No.: 004854105

1	Names of Reporting Persons The Moore Bay Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Alaska
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,751,760
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,751,760
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,751,760(11)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 2.13%(12)
14	Type of Reporting Person (See Instructions): OO

(11)	Includes 583,920 ADSs held by The Moore Bay Trust.
(12)	Based on 82,439,960 total outstanding ordinary shares of the Issuer as of March 22, 2013, as disclosed by the Issuer in the Form 6-K.

CUSIP No.: 004854105

1	Names of Reporting Persons Edward J. Roche, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,846,700
	8	Shared Voting Power: 3,522,124
	9	Sole Dispositive Power: 1,846,700
	10	Shared Dispositive Power: 3,522,124
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,368,824(13)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 6.51%(14)
14	Type of Reporting Person (See Instructions): IN

(13)	Includes (i) 1,250 ordinary shares and 31,230 ADSs held directly by Mr. Edward J. Roche, Jr.; (ii) 583,920 ADSs held by The Moore Bay Trust, for which Mr. Edward J. Roche, Jr. is a trustee and exercises sole dispositive and voting power; (iii) 1,846,291 ordinary shares held by The Grand Crossing Trust, for which Mr. Edward J. Roche, Jr. is a co-trustee and exercises shared dispositive and voting power; and (iv) 558,611 ADSs held by The Felicitas Trust, for which Mr. Edward J. Roche, Jr. is a co-trustee and exercises shared dispositive and voting power.
(14)	Based on 82,439,960 total outstanding ordinary shares of the Issuer as of March 22, 2013, as disclosed by the Issuer in the Form 6-K.

CUSIP No.: 004854105

1	Names of Reporting Persons Joseph Cachey, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 39,501
	8	Shared Voting Power: 3,522,124
	9	Sole Dispositive Power: 39,501
	10	Shared Dispositive Power: 3,522,124
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,561,625(15)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 4.32%(16)
14	Type of Reporting Person (See Instructions): IN

(15)	Includes (i) 13,167 ADSs held directly by Mr. Joseph Cachey, Jr.; (ii) 1,846,291 ordinary shares held by The Grand Crossing Trust, for which Mr. Joseph Cachey, Jr. is a co-trustee and exercises shared dispositive and voting power; and (iii) 558,611 ADSs held by The Felicitas Trust, for which Mr. Joseph Cachey, Jr. is a co-trustee and exercises shared dispositive and voting power.
(16)	Based on 82,439,960 total outstanding ordinary shares of the Issuer as of March 22, 2013, as disclosed by the Issuer in the Form 6-K.

CUSIP No.: 004854105

1	Names of Reporting Persons Ritsuko Hattori-Roche
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 19,085,000
	8	Shared Voting Power: 2,460,000
	9	Sole Dispositive Power: 19,085,000
	10	Shared Dispositive Power: 2,460,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,545,000(17)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 26.13%(18)
14	Type of Reporting Person (See Instructions): IN

(17)	Includes (i) 129,770 ordinary shares and 6,623,410 ADSs held directly by Bireme Limited, in which Ritsuko Hattori-Roche has an 87.7% interest and (ii) 515,000 ADSs held directly by Catalonia Holdings LTD, a limited company, formed under the laws of Jersey, which is wholly-owned by Parador Trust, a Jersey Trust, for which Ritsuko Hattori-Roche is the grantor (“Catalonia”).
(18)	Based on 82,439,960 total outstanding ordinary shares of the Issuer as of March 22, 2013, as disclosed by the Issuer in the Form 6-K.

CUSIP No.: 004854105

1	Names of Reporting Persons Catalonia Holdings LTD
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,545,000
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,545,000
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,545,000(21)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 1.87%(22)
14	Type of Reporting Person (See Instructions): OO

(21)	Includes 515,000 ADSs held directly by Catalonia.
(22)	Based on 82,439,960 total outstanding ordinary shares of the Issuer as of March 22, 2013, as disclosed by the Issuer in the Form 6-K.

x

EXPLANATORY NOTE

The following constitutes Amendment No. 7 to the Schedule 13D (as amended to date, the “Schedule 13D”) filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein; otherwise, all items or responses not described herein remain as previously reported in the Schedule 13D. While the Reporting Persons determined that they may be deemed a group pursuant to Securities Exchange Act Rule 13d-5(b)(1), the Reporting Persons expressly disclaim status as a “group” for purposes of the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following disclosure:

(a) – (b)            As disclosed by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on March 29, 2013, the Issuer, through its wholly-owned subsidiary China DRTV, Inc., completed its previously negotiated transaction to purchase a total of 7,859,550 ordinary shares (equivalent to 2,619,850 American Depositary Shares (“ADSs”)) in the form of ordinary shares and ADSs from a limited number of former company employees and their affiliates (representing the entire shareholdings in the Issuer held by such individuals), following which the number of the Issuer’s outstanding ordinary shares was reduced to 82,439,960. As a result the foregoing transaction, the percentage of the class of securities beneficially owned by each Reporting Person materially changed. Accordingly, the information set forth on the cover pages of this Amendment No. 7 is incorporated herein by reference.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Material to be Filed as an Exhibit

(a)	Joint Filing Agreement.

1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 29, 2013

Robert W. Roche		Edward J. Roche, Jr.

By:	/s/ Robert W. Roche	By:	/s/ Edward J. Roche, Jr.

Acorn Composite Corporation		Joseph Cachey, Jr.

By:	/s/ Robert W. Roche	By:	/s/ Joseph Cachey, Jr.
Name:	Robert W. Roche
Title:	President

The Robert Roche 2009 Declaration of Trust		The Moore Bay Trust

By:	/s/ Robert W. Roche	By:	/s/ Edward J. Roche, Jr.
Name:	Robert W. Roche	Name:	Edward J. Roche, Jr.
Title:	Trustee	Title:	Trustee

The Grand Crossing Trust		The Felicitas Trust

By:	/s/ Joseph Cachey, Jr.	By:	/s/ Joseph Cachey, Jr.
Name:	Joseph Cachey, Jr.	Name:	Joseph Cachey, Jr.
Title:	Trustee	Title:	Trustee

By:	/s/ Edward J. Roche, Jr.	By:	/s/ Edward J. Roche, Jr.
Name:	Edward J. Roche, Jr.	Name:	Edward J. Roche, Jr.
Title:	Trustee	Title:	Trustee

Ritsuko Hattori-Roche

		By:	/s/ Ritsuko Hattori-Roche

Catalonia Holdings LTD

By:	CS Directors Limited, as director

By:	/s/ Elizabeth Nursey
Name:	Elizabeth Nursey
Title:	Director